Dated September 17, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-177971

Relating to Preliminary Prospectus Dated September 10, 2012

NATIONAL BANK HOLDINGS CORPORATION

FREE WRITING PROSPECTUS

This free writing prospectus relates to the initial public offering of common stock of National Bank Holdings Corporation and should be read together with the preliminary prospectus dated September 10, 2012 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form S-1 relating to this offering of our common stock. On September 17, 2012, National Bank Holdings Corporation filed Amendment No. 5 to the Registration Statement on Form S-1 relating to this offering of our common stock (“Amendment No. 5”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1475841/000119312512393166/d253929ds1a.htm

Unless we state otherwise or the context otherwise requires, references to “we,” “our,” “us,” “NBH,” “NBH Holdings Corp.” and the “Company” refer to National Bank Holdings Corporation, a Delaware corporation, and its consolidated subsidiaries.

The following information is set forth in Amendment No. 5 and supplements and updates the information contained in the Preliminary Prospectus.

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In connection with this offering, 1,586,164 shares of Class B non-voting common stock are being converted into an equal number of shares of Class A common stock for sale by the selling stockholders in this offering. The total number of shares of our common stock outstanding immediately after this offering has not changed. However, such number will now consist of 46,232,050 shares of Class A common stock and 5,959,189 shares of Class B non-voting common stock.

Shares Eligible for Future Sale

The information contained in the Preliminary Prospectus in the two paragraphs captioned “Lock-Up Agreements” is replaced with the following text:

Lock-Up Agreements. See the section entitled “Underwriting” for a description of lock-up agreements entered into with the underwriters in connection with this offering. See also the section entitled “—Registration Rights Agreement” for a description of the lock-up restrictions contained in the registration rights agreement applying to shares issued in our 2009 private offering.

Under the terms of the lock-up agreements cross-referenced above, after giving effect to the sale of shares of our common stock by selling stockholders in this offering, existing holders of approximately 12.3 million shares of our common stock, including all of our officers and directors, may not sell such shares until 180 days after the date of this prospectus; existing holders of approximately 17.7 million shares of our common stock may not sell such shares until 120 days after the date of this prospectus; existing holders of approximately 15.0 million shares of our common stock that were issued in our 2009 private placement and not otherwise locked up under an agreement with the underwriters may not sell such shares until 60 days following the effectiveness of the registration statement of which this prospectus is a part; and holders of approximately 0.1 million shares of our common stock not otherwise locked up as described above may not sell such shares until 90 days following the effectiveness of the registration statement of which this prospectus is a part. Each of these time periods is subject to waiver and/or extension in the manner described in the sections noted above, except that the 90-day period is subject to waiver by FBR Capital Markets & Co in accordance with the lock-up agreements entered into in connection with our 2009 private offering.

Underwriting

The information contained in the Preliminary Prospectus in the two paragraphs under the heading “No sales of similar securities” is replaced with the following text:

We and our officers, directors, and certain existing holders of our outstanding common stock have agreed with the Underwriters, subject to certain exceptions, not to issue (in the case of the Company), dispose of or hedge, or agree to issue, dispose of or hedge, any of our shares of Class A or Class B common stock or securities convertible into or exchangeable for shares of Class A or Class B common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives and except (1) pursuant to employee stock option plans described in this prospectus, (2) in connection with business combinations (provided that the aggregate number of shares issued in any such business combination or combinations during such 180-day period does not exceed 20% of the outstanding shares of our common stock as of the closing of this offering, though we are permitted to enter into any agreement to issue a number of shares of our common stock in excess of such threshold during such 180-day period) and (3) approximately 49,000 shares of our Class A common stock in the aggregate that may be transferred by two of our directors to family foundations and partnerships established for estate planning purposes and subject to such foundation or partnership agreeing to the foregoing transfer restrictions. In addition, certain selling stockholders have agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of our shares of Class A or Class B common stock or securities convertible into or exchangeable for shares of Class A or Class B common stock during the period from the date of this prospectus continuing through the date 120 days after the date of this prospectus, except with the prior written consent of the representatives. If a selling stockholder or an affiliated purchaser of a selling stockholder purchases any shares of our Class A common stock in this offering, it will be required to agree with the Underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus. Among certain exceptions to these lock-up agreements, restrictions on transfer by the selling stockholders and certain other existing holders of our common stock are subject to exceptions permitting those holders to transfer shares of our Class A common stock acquired in the open market. See also “Shares Eligible for Future Sale.”

The 120-day or 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the applicable restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 15-day period following the last day of the applicable restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement or the material news or material event.

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We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526 or Keefe, Bruyette & Woods, Inc. toll free at (800) 966-1559.